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Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends
(In thousands, except ratios)

	Six Months Ended June 30,		Years Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
Earnings:
Income (loss) before income taxes	$68,968	$(25,455)	$(67,066)	$5,399	$3,412	$(74,730)	$(221,636)
Adjustments:
Equity investment (income) loss	(44)	—	(373)	—	—	—	—
Interest capitalized	(106,351)	(3,436)	(53,492)	—	—	—	—

Income (loss) before income taxes, as adjusted	$(37,427)	$(28,891)	$(120,931)	$5,399	$3,412	$(74,730)	$(221,636)
Fixed charges	120,060	21,039	86,589	17,808	23,087	19,021	24,588

Total earnings	$82,633	$(7,852)	$(34,342)	$23,207	$26,499	$(55,709)	$(197,048)

Fixed charges:
Interest expense and amortization of finance costs	$118,600	$20,663	$85,372	$17,373	$22,655	$18,590	$24,182
Rental expense representative of interest factor	1,460	376	1,217	435	432	431	406

Total fixed charges	$120,060	$21,039	$86,589	$17,808	$23,087	$19,021	$24,588

Ratio of earnings to fixed charges	— (1)	— (3)	— (5)	1.3	1.1	— (7)	— (8)

Total fixed charges	$120,060	$21,039	$86,589	$17,808	$23,087	$19,021	$24,588
Pre-tax preferred dividend requirements	1,160	89,158	110,075	—	—	—	—

Total fixed charges plus preference dividends	$121,220	$110,197	$196,664	$17,808	$23,087	$19,021	$24,588

Ratio of earnings to combined fixed charges and preference dividends	— (2)	— (4)	— (6)	1.3	1.1	— (7)	— (8)

(1)
Due to the Company's "Loss before income taxes, as adjusted" for the six months ended June 30, 2013, the ratio coverage was less than 1:1. The Company must generate additional earnings of $37.4 million to achieve a coverage ratio of 1:1.

(2)
Due to the Company's "Loss before income taxes, as adjusted" for the six months ended June 30, 2013, the ratio coverage was less than 1:1. The Company must generate additional earnings of $38.6 million to achieve a coverage ratio of 1:1.

(3)
Due to the Company's "Loss before income taxes, as adjusted" for the six months ended June 30, 2012, the ratio coverage was less than 1:1. The Company must generate additional earnings of $28.9 million to achieve a coverage ratio of 1:1.

(4)
Due to the Company's "Loss before income taxes, as adjusted" for the six months ended June 30, 2012, the ratio coverage was less than 1:1. The Company must generate additional earnings of $118.0 million to achieve a coverage ratio of 1:1.

(5)
Due to the Company's "Loss before income taxes, as adjusted" in 2012, the ratio coverage was less than 1:1. The Company must generate additional earnings of $120.9 million to achieve a coverage ratio of 1:1.

(6)
Due to the Company's "Loss before income taxes, as adjusted" in 2012, the ratio coverage was less than 1:1. The Company must generate additional earnings of $231.0 million to achieve a coverage ratio of 1:1.

(7)
Due to the Company's "Loss before income taxes, as adjusted" in 2009, the ratio coverage was less than 1:1. The Company must generate additional earnings of $74.7 million to achieve a coverage ratio of 1:1.

(8)
Due to the Company's "Loss before income taxes, as adjusted" in 2008, the ratio coverage was less than 1:1. The Company must generate additional earnings of $221.6 million to achieve a coverage ratio of 1:1.

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  Exhibit 12.1
Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends (In thousands, except ratios)